UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2012

Perusahaan Perseroan (Persero)

PT TELEKOMUNIKASI INDONESIA, TBK

(Translation of registrant’s name into English)

Jalan Japati No. 1 Bandung-40133 INDONESIA

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F   X             Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

Yes                 No    X

[If “yes” is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b): 82-                    ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Perusahaan Perseroan (Persero)
PT TELEKOMUNIKASI INDONESIA,TBK

(Registrant)

Date	August 8, 2012	By	/s/ Agus Murdiyatno
(Signature)

Agus Murdiyatno
Vice President Investor Relation

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA, Tbk.

INFORMATION TO INVESTORS

No. TEL 164 /PR000/COP-A0070000/2012

Update on Telkom-3 Satellite

The deployment of Telkom-3 satellite is planned to enhance our broadcast capacity as well as providing valuable support for enterprises services and IP Backbone. Telkom-3 satellite carried 24 transponders of Standard C-band 36 MHz bandwidth, 8 transponders of Extended  C-band 54 MHz bandwidth, 4 transponders of KU-band 36 MHz bandwidth  and 6 transponders of KU-band 54 MHz bandwidth.  The Standard C-band covers Indonesia and other Southeast Asian countries, while the Extended  C-band covers Indonesia and Malaysia,  and the KU-Band covers Indonesia specifically. The final launch of Telkom-3 performed  on Tuesday, August 7, 2012 at 2.31 am Jakarta time from Baikonur Cosmodrome in Kazakhtan.

We have received an official notification from First Deputy General of Designer and General Director of ISS Reshetnev Rusia, the main contractor of Telkom-3 satellite. It stated that there was an anomaly in the Telkom-3 launching, particularly on the Breeze-M rocket operation. The satellite could only reach the intermediate orbit. ISS Reshetnev is now conducting further investigation and will report the result to Telkom soon.

Telkom has insured the satellite, hence there will be no significant financial impact once the lost occured. Accounting wise, we recorded it as the advance payment and will be offset by the insurance claim receipt if the lost occured.

This condition has no impact to the company’s operation and services. We are still running the current operated satellites, Telkom-1 and Telkom-2. Telkom-1 carries 24 transponders of C-band and 12 transponders of Extended C-band and will end the operation in 2016. Telkom-2 carries 24 transponders of C-band and will end the operation in 2020. Besides, we use transponders from several satellite operators to support our operation. If needed, we will use transponders from other satellite to fulfill the business needs.

Jakarta, August 8, 2012

AGUS MURDIYATNO
VP Investor Relations

For further information please contact:
PT Telekomunikasi Indonesia, Tbk. Investor Relations
Phone Email Website	: 62-21-5215109 : investor@telkom.co.id : www.telkom.co.id